Melt Pharmaceuticals Inc.

6 Cadillac Drive, Suite 320

Brentwood, Tennessee 37027

January 4, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Suzanne Hayes
Tim Buchmiller

Re:	Melt Pharmaceuticals, Inc. Request to Withdraw Registration Statement on Form S-1
File No. 333-267544

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Melt Pharmaceuticals, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on September 21, 2022.

Due to prevailing market conditions, the Company has determined not to utilize the Registration Statement for an initial public offering at this time. The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act. The Company advises the Commission that it may undertake a subsequent private offering in reliance on Rule 152 promulgated under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at 6 Cadillac Drive, Suite 320, Brentwood, Tennessee 37027, with a copy to Bass, Berry & Sims PLC, 150 Third Avenue South, Suite 2800, Nashville, Tennessee 37201, Attn: Taylor K. Wirth.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Taylor K. Wirth, of Bass, Berry & Sims PLC, at (615) 742-7805.

Sincerely,

MELT PHARMACEUTICALS, INC.

By:	/s/ D. Bradford Osborne
D. Bradford Osborne
Chief Financial Officer

cc:	Larry Dillaha, M.D., Melt Pharmaceuticals, Inc.
J. James Jenkins, Jr., Esq., Bass, Berry & Sims PLC
Kevin H. Douglas, Esq., Bass, Berry & Sims PLC
Taylor K. Wirth, Esq., Bass, Berry & Sims PLC